SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Calendar Year Ended December 31, 2004

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

STOCK PURCHASE PROGRAM

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Stock Purchase Program

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn
Fort Worth, Texas
March 18, 2005

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Receivables:
Employee	$1,065,863	$1,040,431
Employer	528,619	513,525

Total assets	1,594,482	1,553,956

Liabilities	—	—

Net Assets Available for Benefits	$1,594,482	$1,553,956

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2004	2003
Additions to Net Assets
Contributions:
Employee	$1,065,863	$1,040,431
Employer	528,619	513,525

Total additions to net assets	1,594,482	1,553,956

Deductions from Net Assets
Benefit distributions	1,553,956	1,295,986

Net increase in net assets available for benefits	40,526	257,970

Net assets available for benefits at beginning of year	1,553,956	1,295,986

Net assets available for benefits at end of year	$1,594,482	$1,553,956

See accompanying notes to financial statements

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

A. Description of Plan

The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to assist the employees of the Company in building personal net worth and to encourage ownership in the Company by providing a Plan for regular investment in the Company’s common stock.

Employees who are of legal age, continuously employed for six months or more, and work a minimum of twenty hours per week are eligible to participate in the Plan. Once an eligible employee reaches two years of continuous service, participation in the Tandy Brands Accessories, Inc. Employees Investment Plan is required to continue participation in the Plan.

Contributions

A participant may contribute to the Plan through authorized payroll deduction of 5% or 10% of their qualifying compensation.

The Company matches 25% of the participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years of continuous employment that participate in the Tandy Brands Accessories, Inc. Employees Investment Plan receive a 50% matching contribution from the Company.

The employee payroll deduction is accumulated and the Company contribution is determined and accrued monthly. The total contributions for each month are credited to the participants’ accounts as stock on the basis of a price equal to the average of the closing market price of the stock for the month.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution for each month. Participant accounts are valued on a monthly basis in accordance with the Plan’s provisions.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan — continued

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Payment of Benefits

Each participant’s account is distributed by approximately February 15 following the end of each calendar year. Fractional shares are retained, however; fractional shares pertaining to former employees may be paid in cash in accordance with the Plan’s provisions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company as determined by the Plan’s administrator.

Receivables

As of December 31, 2004 and 2003, 100% of the Plan’s assets are receivables from the Company related to employer and employee contributions. Such contributions in a given year are settled in the following year via distributions of Company stock, which is valued at its quoted market price and is subject to market risk customarily associated with equity investments.

Payment of Benefits

Benefits are recorded when paid. Benefits payable at December 31, 2004 and 2003, were $1,594,000 and $1,554,000, respectively.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

C. Administration of Plan Assets

The Company holds and manages the Plan’s assets, which are principally receivables.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.

D. Average Share Price

The average closing share prices by month for the Company’s common stock for the years ended December 31, were as follows:

	Average Share Price
Month	2004	2003
January	$14.6440	$9.7042
February	13.2779	10.0831
March	13.2330	10.0560
April	13.2342	10.1591
May	13.2380	10.6012
June	13.4680	11.7321
July	13.5682	12.4925
August	13.7245	13.8006
September	13.7896	14.7228
October	14.3942	15.1657
November	14.1386	15.0537
December	14.2623	15.4577

E. Tax Status

The Plan is not a qualified plan as determined by the Internal Revenue Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member

Date: May 19, 2005

Index to Exhibits

Exhibit
No.	Description

23	Consent of Independent Registered Public Accounting Firm